Exhibit 99.10

OCTOBER 29, 2015

Management’s Discussion and Analysis

INTRODUCTION

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements and the audited annual financial statements and annual MD&A in the 2014 Annual Report. Financial data provided has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Additional information on Norbord, including the Company’s annual information and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com or the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. All financial references in the MD&A are stated in US dollars, unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Adjusted EBITDA, Adjusted loss, Adjusted loss per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted loss have been adjusted to conform to the revised definition of these non-IFRS financial measures.

BUSINESS OVERVIEW & STRATEGY

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States, Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015, Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB production facilities located in the Southern region of the United States of America, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates three production facilities in the United Kingdom and one in Belgium and is the UK’s largest panel producer.	OSB Accounts for 90% of Norbord’s Business Production Capacity by Product NA = North America EU = Europe

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	1

The geographical breakdown of panel production capacity is approximately 80% in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America, Europe and Asia.

Norbord’s financial goal is to achieve top quartile ROE and ROCE among North American forest products companies. As Norbord operates in a cyclical commodity business, Norbord interprets its financial goals over the cycle.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance and prudent balance sheet management should enable it to access public and private capital markets, subject to financial market conditions. At period-end, Norbord had unutilized liquidity of $323 million, comprising $2 million in cash, $240 million in unutilized revolving bank lines and $81 million undrawn under its accounts receivable securitization program.

MERGER WITH AINSWORTH

On March 31, 2015, Norbord completed its merger with Ainsworth (the Merger). Each Ainsworth shareholder received 0.1321 of a Norbord common share for each Ainsworth common share held and consequently, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth became a wholly-owned subsidiary of Norbord and Ainsworth’s shares were delisted from the Toronto Stock Exchange on April 2, 2015.

As a result of the Merger, Norbord is now the largest global OSB producer in the world and brings together Norbord’s manufacturing cost leadership with Ainsworth’s product development innovation. It also allows Norbord to better serve the Company’s North American customers as well as gain access to small but growing Asian markets. Norbord expects to realize synergies of $45 million annually, and the Company has already captured $5 million year-to-date ($20 million annualized) from reduced corporate overhead, optimization of sales and logistics, and the sharing of operational best practices. The Company has incurred one-time costs of $4 million to-date to achieve these synergies.

The Company has elected not to account for the Merger as a business combination under IFRS 3 Business Combinations, as the transaction represents a combination of entities under common control of Brookfield Asset Management Inc. (Brookfield). Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

As Norbord and Ainsworth now operate as a single company, this MD&A reviews the combined company’s performance for all periods presented. All prior period comparatives have been restated as if the companies had always been combined, except where noted.

SUMMARY

Norbord recorded Adjusted EBITDA of $30 million in the third quarter of 2015 compared to $19 million in the second quarter of 2015 and third quarter of 2014. North American OSB prices have been increasing steadily for the past two months from low levels experienced in late July as customers’ inventories remain lean and housing demand continues to improve at a gradual pace. US housing starts were up 12% versus the same period in 2014 and home construction permits, an important forward-looking indicator, were 13% higher. North Central benchmark OSB prices averaged $204 per thousand square feet (Msf) (7/16-inch basis) in the quarter, up 6% compared to the prior quarter but still 6% below the same quarter last year. Year-to-date, North Central benchmark OSB prices averaged $197 per Msf, 10% lower than the prior year. Norbord’s North American shipments were up 2% versus the prior quarter and year-to-date and 3% higher year-over-year. Norbord’s North American operating mills continue to run at high levels of efficiency and manufacturing costs decreased both quarter-over-quarter and year-over-year, primarily driven by improved

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	2

productivity, raw material usage improvements, lower resin prices and the benefit of a weaker Canadian dollar versus the US dollar. Norbord’s European Adjusted EBITDA results are in line with the prior quarter and the same quarter last year as the positive impact of higher shipment volumes and productivity improvements offset the negative impact of OSB pricing pressure.

Norbord recorded a loss of $9 million ($0.11 loss per basic and diluted share) in the third quarter of 2015 compared to a loss of $23 million ($0.27 loss per basic and diluted share) in the second quarter of 2015 and a loss of $29 million ($0.34 loss per basic and diluted share) in the third quarter of 2014.

Excluding the impact of non-recurring items, including costs of early extinguishment of the $315 million senior secured notes due 2017 of Ainsworth (Ainsworth Notes), severance and other costs incurred to achieve Merger synergies, Merger transaction costs, and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $4 million ($0.05 Adjusted loss per basic and diluted share) in the third quarter of 2015 compared to an Adjusted loss of $12 million ($0.14 Adjusted loss per basic and diluted share) in the prior quarter and an Adjusted loss of $11 million ($0.13 Adjusted loss per basic and diluted share) in the third quarter of 2014. The decrease in Adjusted loss versus both comparative periods is primarily due to higher shipment volumes, improved key input usages and the benefit of a weaker Canadian dollar versus the US dollar. Year-to-date, Norbord recorded an Adjusted loss of $31 million ($0.36 Adjusted loss per basic and diluted share) compared to an Adjusted loss of $1 million in the prior year ($0.01 Adjusted loss per basic and diluted share). The increase in Adjusted loss year-to-date is primarily driven by lower North American OSB prices.

The following table reconciles Adjusted loss to the most directly comparable IFRS measure:

(US $ millions)	Q3 2015	Q2 2015	Q3 2014	9 mos 2015	9 mos 2014
Loss	$(9)	$(23)	$(29)	$(69)	$(13)
Add: Merger transaction costs	—	1	1	8	1
Add: Severance incurred to achieve Merger synergies	—	2	—	2	—
Add: Other costs incurred to achieve Merger synergies	—	1	—	2	—
Add: Costs on terminated LP acquisition	—	—	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	25	—	25	—
Add: Foreign exchange on Ainsworth Notes	—	—	16	28	17
Add (less): Loss (gain) on derivative financial instrument on Ainsworth Notes	—	—	12	(5)	9
Add (less): Reported income tax expense (recovery)	3	(22)	(15)	(33)	(17)
Add: Income tax recovery at statutory rate(1) (2015 - 26%; 2014 - 27%)	2	4	4	11	—

Adjusted loss	$(4)	$(12)	$(11)	$(31)	$(1)

(1)	Represents Canadian combined federal and provincial statutory rate.

Home construction activity, particularly in the US, influences OSB demand and pricing. With 80% of the Company’s panel capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. Year-to-date, approximately 50% of Norbord’s North American OSB sales volume went into the new home construction sector. The remainder went into repair and remodelling, light commercial construction, industrial applications and export. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. As the US housing market recovery progresses, management expects that Norbord’s shipment volume to the new home construction sector will continue to grow.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	3

On the cost side, fluctuations in raw material input prices significantly impact operating costs. Resin, wood fibre and energy account for approximately 65% of Norbord’s OSB cash production costs. The prices for these commodities are determined by economic and market conditions. In the third quarter of 2015, resin prices were in line with prior quarter but significantly lower than the same quarter last year. As the resin used in the OSB manufacturing process is a product of the petrochemical industry, its price is expected to continue at these lower levels consistent with the current oil market. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

The long-term fundamentals that support North American housing and OSB demand such as new household formations and immigration are predicted to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company is well positioned to benefit from the continuing recovery in the US housing markets and growing demand in the Company’s core European and Asian markets.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

(US $ millions, except per share information, unless otherwise noted)	Q3 2015	Q2 2015	Q3 2014	9 mos 2015	9 mos 2014
Return on capital employed (ROCE)	8%	5%	5%	6%	9%
Return on equity (ROE)	(3)%	(9)%	(6)%	(7)%	(1)%
Loss	(9)	(23)	(29)	(69)	(13)
Adjusted loss	(4)	(12)	(11)	(31)	(1)
Per Common Share
Loss, basic and diluted	(0.11)	(0.27)	(0.34)	(0.81)	(0.15)
Adjusted loss, basic and diluted	(0.05)	(0.14)	(0.13)	(0.36)	(0.01)
Dividends declared(1)	0.10	0.25	0.60	0.60	1.80

Sales	378	365	409	1,094	1,229
Adjusted EBITDA	30	19	19	64	101
Depreciation	22	22	21	65	62
Investment in property, plant and equipment & intangible assets	15	15	35	43	88

Shipments (MMsf–3/8”)
North America(2)	1,409	1,375	1,366	4,038	3,954
Europe	453	438	433	1,315	1,262
Indicative Average OSB Price
North Central ($/Msf–7/16”)	204	193	216	197	218
South East ($/Msf–7/16”)	176	174	177	175	190
Western Canada ($/Msf–7/16”)	158	152	187	156	204
Europe (€/m3)(3)	220	218	258	223	267

(1)	Dividends declared per share stated in Canadian dollars.
(2)	Includes export shipment volume of 91, 68, 105, 219, 321 MMsf-3/8”.
(3)	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	4

Sales

Total sales in the quarter were $378 million, compared to $365 million in the previous quarter and $409 million in the third quarter of 2014. Quarter-over-quarter, total sales increased by $13 million or 4%. In North America, sales increased by 3% due to higher shipment volumes primarily attributed to increased productivity and fewer maintenance shuts. In Europe, sales increased by 4% due to higher shipment volumes. Year-over-year, sales decreased by $31 million or 8% and year-to-date, total sales decreased by $135 million or 11%. In North America, sales decreased by 7% year-over-year and 10% year-to-date due to lower OSB prices partially offset by higher shipment volumes, again primarily attributed to increased productivity and fewer maintenance shuts. In Europe, sales decreased by 9% year-over-year and 12% year-to-date due to lower OSB prices and the impact of the weaker Pound Sterling versus the US dollar, offset partially by higher shipment volumes.

Markets

In North America, September year-to-date US housing starts were up 12% versus the same period in 2014 and the current seasonally-adjusted annualized rate stands at 1.21 million. Single family starts, which use approximately three times more OSB than multi-family, increased by 11%. Permits were 13% higher year-over-year. The consensus forecast from US housing economists stands at approximately 1.1 million starts in 2015, a 10% improvement over last year. Despite the significant rebound in new home construction since 2009, US housing starts remain well below the long-term annual average of 1.5 million.

Norbord Focused on North American OSB Market

After bottoming in early August, North American benchmark OSB prices increased steadily during the remainder of the quarter as US new home construction activity and OSB demand continued to improve. The North Central benchmark averaged $204 per Msf ( 7⁄16-inch basis) for the quarter, compared to $193 per Msf in the previous quarter and $216 per Msf in the same quarter last year. In the South East region, where approximately 35% of Norbord’s North American capacity is located, benchmark prices averaged $176 per Msf in the quarter, compared to $174 per Msf in the prior quarter and $177 per Msf in the same quarter last year. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, benchmark prices averaged $158 per Msf for the quarter, compared to $152 per Msf in the previous quarter and $187 per Msf in the same quarter last year. The impact of lower Western Canada benchmark prices was mitigated by the fact that Norbord’s Western Canadian mills also benefited from a weaker Canadian dollar versus US dollar from a cost perspective.

Approximately half of Norbord’s year-to-date OSB sales volume went to the new home construction sector, while the other half went into repair and remodelling, light commercial construction, industrial applications and export. Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	5

In Europe, panel markets continued to experience demand growth in the third quarter, reflecting improving housing markets and continued OSB substitution in the Company’s core geographies, particularly the UK and Germany. OSB prices were 18% lower year-over-year as eastern European supply was redirected toward the west due to the ongoing conflict in the Ukraine and the Russian ruble collapse, but were flat quarter-over-quarter for the first time in 12 months. As a result, third quarter average panel prices were in line with the prior quarter and 10% lower than the same quarter last year. Particleboard prices were stable versus both comparative quarters, while medium density fibreboard (MDF) prices (which are less directly impacted by the recovering housing sector) were down 2% versus the prior quarter and 5% compared to the same quarter last year.

Historically, the UK has been a net importer of panel products. For the past several years, the Pound Sterling has traded in a range relative to the Euro that has been advantageous to Norbord’s primarily UK-based operations as it has improved sales opportunities within the UK and supported Norbord’s export program into the Continent. During the third quarter of 2015, the Pound Sterling weakened slightly from 1.41 to 1.36 against the Euro but is still trading in the upper end of the 10-year range.

Operating Results

Adjusted EBITDA (US $ millions)	Q3 2015	Q2 2015	Q3 2014	9 mos 2015	9 mos 2014
North America	$22	$11	$11	$44	$76
Europe	11	10	11	28	36
Unallocated	(3)	(2)	(3)	(8)	(11)

Total	$30	$19	$19	$64	$101

Norbord generated Adjusted EBITDA of $30 million in the third quarter of 2015 compared to $19 million in the second quarter of 2015 and third quarter of 2014. Year-to-date, the Company generated Adjusted EBITDA of $64 million compared to $101 million in the prior year. Quarter-over-quarter, the Adjusted EBITDA increase was due to higher shipment volumes, improved raw material usage, lower maintenance costs and the weaker Canadian dollar. Year-over-year, Adjusted EBITDA increased as the same cost benefits plus lower resin prices more than offset lower OSB prices. Year-to-date, Adjusted EBITDA decreased as lower OSB prices more than offset all these cost benefits.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	6

Major components of the change in Adjusted EBITDA versus comparative periods are summarized in the variance table below:

Adusted EBITDA variance (US $ millions)	Q3 2015 vs. Q2 2015	Q3 2015 vs. Q3 2014	9 mos 2015 vs. 9 mos 2014
Adjusted EBITDA – current period	$30	$30	$64
Adjusted EBITDA – comparative period	19	19	101

Variance	$11	$11	$(37)

Mill nets(1)	—	(34)	(120)
Volume(2)	5	14	14
Key input prices(3)	(3)	8	26
Key input usage(3)	4	4	10
Mill profit share and bonus	—	—	1
Other operating costs and foreign exchange(4)	5	19	32

Total	$11	$11	$(37)

(1)	The mill nets variance represents the change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include wood fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

North America

North American operations generated Adjusted EBITDA of $22 million in the third quarter of 2015, $11 million in the second quarter of 2015 and $11 million in the third quarter of 2014. Year-to-date, North American operations generated Adjusted EBITDA of $44 million versus $76 million in the prior period. Quarter-over-quarter, Adjusted EBITDA doubled due to higher shipment volumes, improved key input usage, lower maintenance costs and the benefit of a weaker Canadian dollar relative to the US dollar. Year-over-year, the increase in Adjusted EBITDA is attributed to higher shipment volumes, lower resin prices and the weaker Canadian dollar, partially offset by lower OSB prices. Year-to-date, the lower Adjusted EBITDA result was primarily driven by significantly lower OSB prices. Lower resin prices, higher shipment volumes and the weaker Canadian dollar provided a partial offset.

Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased by 4% compared to the second quarter of 2015, 14% compared to the third quarter of 2014 and 9% year-to-date. Quarter-over-quarter, unit costs declined as a result of improved productivity and key input usages, fewer maintenance shutdown days and the benefit of a weaker Canadian dollar, partially offset by higher input prices. Year-over-year, the lower unit cost was primarily driven by the benefit of a weaker Canadian dollar, lower resin prices and the impact of fewer maintenance shutdowns taken in 2015. Year-to-date, the lower unit cost was primarily driven by the benefit of a weakening Canadian dollar, lower resin prices and increased productivity.

Norbord’s North American OSB mills produced at approximately 80% of stated capacity in both the third and second quarters of 2015 compared to 75% in the third quarter of 2014. Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at approximately 90% of stated capacity in both the third and second quarters of 2015 compared to 85% in the third quarter of 2014, with two mills achieving quarterly production records in the current quarter. Year-over-year, operating mill capacity utilization (based on fiscal days in each period) increased due to improved productivity and fewer maintenance shutdown days.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	7

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2015, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for a future restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. These two mills represent approximately 12% of Norbord’s capacity in North America.

Europe

European operations generated Adjusted EBITDA of $11 million in the third quarter of 2015 versus $10 million in the second quarter of 2015 and $11 million in the third quarter of 2014. Year-to-date, European operations generated Adjusted EBITDA of $28 million in 2015 versus $36 million in 2014. Quarter-over-quarter, Adjusted EBITDA increased by $1 million due to improved key input usages, partially offset by lower OSB and MDF prices. Year-over-year, Adjusted EBITDA was flat as higher shipment volumes, lower resin prices and improved key input usages were offset by lower OSB and MDF prices. Year-to-date, Adjusted EBITDA decreased by $8 million as the benefit of lower resin prices, improved key input usages and higher shipment volumes was more than offset by lower OSB prices, and the translation impact of the weaker Pound Sterling versus the US dollar.

European mills produced at approximately 100% of stated capacity in the quarter compared to approximately 100% in the second quarter of 2015 and 100% in the third quarter of 2014 (90% based on the restated capacity). One mill achieved a quarterly production record.

Margin Improvement Program

Margin improvement represents the Company’s single most important operating focus. The prices of resin, wood fibre and energy, which account for approximately 65% of Norbord’s OSB cash production costs, are determined by economic and market conditions and are, to a large degree, uncontrollable. These costs have risen through most of the past decade and more recently resin prices have declined as oil prices collapsed. The Company realized MIP gains of $13 million in the third quarter and $34 million year-to-date. MIP gains, measured relative to 2014 at constant prices and exchange rates, limited the unfavourable impact that lower OSB pricing had on year-to-date earnings. Contributions to MIP included improved productivity and lower raw material usage.

FINANCE COSTS, DEPRECIATION AND INCOME TAX

(US $ millions)	Q3 2015	Q2 2015	Q3 2014	9 mos 2015	9 mos 2014
Finance costs	$14	$13	$13	$41	$40
Costs on early extinguishment of Ainsworth Notes	—	25	—	25	—
Loss (gain) on derivative financial instrument on Ainsworth Notes	—	—	12	(5)	9
Depreciation	22	22	21	65	62
Income tax expense (recovery)	3	(22)	(15)	(33)	(17)

Finance Costs

Finance costs includes interest expense on long-term debt and utilization charges on the accounts receivable securitization program and are consistent across all comparative periods.

Depreciation

The Company uses the units-of-production depreciation method for its production equipment. The fluctuation in quarterly depreciation expense reflects relative changes in production levels by mill.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	8

Income Tax

An income tax expense of $3 million was recorded on the pre-tax loss of $6 million in the third quarter of 2015. The net $3 million tax expense is primarily attributable to the deferred tax expense relating to a foreign exchange gain on the remeasurement of Canadian dollar-denominated non-monetary items to US dollars using current exchange rates versus historic exchange rates. Year-to-date, an income tax recovery of $33 million was recorded on $102 million pre-tax loss. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities and fluctuations in relative currency values.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q3 2015	Q2 2015	Q3 2014	9 mos 2015	9 mos 2014
Cash provided by (used for) operating activities	$23	$(3)	$34	$(32)	$8
Cash provided by (used for) operating activities per share	0.27	(0.04)	0.40	(0.38)	0.09

Operating working capital	145	151	121
Total working capital	147	163	272
Investment in property, plant and equipment & intangible assets	15	15	35	43	88
Net debt to capitalization, market basis(1)	32%	30%	22%
Net debt to capitalization, book basis(1)	51%	50%	48%

(1)	Figures for Q3-2014 have not been restated for the Merger and are the originally disclosed amounts.

At period-end, Norbord had unutilized liquidity of $323 million, comprising $2 million in cash, $240 million in unutilized revolving bank lines and $81 million undrawn under the accounts receivable securitization program which the Company believes is sufficient to fund expected short-term cash requirements.

Senior Secured Notes Due 2023

In April 2015, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred on the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2017 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the outstanding Ainsworth Notes that were assumed upon closing of the Merger. As a result of the early redemption, a premium of $13 million was paid, a $1 million write-off of net unamortized debt issue costs was recorded and an $11 million write-off upon extinguishment of the related derivative financial instrument was recognized.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due 2017 bear an interest rate that varies with the Company’s credit ratings. The interest rate has been 7.70% since August 15, 2013.

At October 29, 2015, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2

Issuer	BB	BB-	Ba2
Outlook	Negative	Stable	Stable

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	9

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. In April 2015, the Company amended its committed revolving bank lines to reset the tangible net worth covenant to $450 million to reflect the Merger and extend the maturity date for $225 million of the total aggregate commitment to May 2018 (the remaining $20 million commitment matures in May 2016). The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $450 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	other comprehensive income movement subsequent to January 1, 2011 is excluded;

•	intangible assets are excluded; and

•	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $722 million and net debt for financial covenant purposes was $758 million. Net debt to capitalization, book basis, was 51%. The Company was in compliance with the financial covenants at period-end.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Sep 26, 2015	Dec 31, 2014(1)
Long-term debt, principal value	$755	$440
Add: Other long-term debt	44	—
Less: Cash and cash equivalents	(2)	(25)

Net debt	797	415
Less: Other long-term debt	(44)	—
Add: Letters of credit	5	3

Net debt for financial covenant purposes	758	418

Shareholders’ equity	520	359
Less: intangible assets	(13)	—
Add: other comprehensive income movement(2)	39	24
Add: impact of Ainsworth changing functional currencies	155	—
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	722	404

Total capitalization	$1,480	$822

Net debt to capitalization, book basis	51%	51%
Net debt to capitalization, market basis	32%	26%

(1)	Figures have not been restated for the merger with Ainsworth.
(2)	Cumulative subsequent to January 1, 2011.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	10

Accounts Receivable Securitization

The Company has an accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. In April 2015, the program commitment limit was increased from $100 million to $125 million. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $139 million in accounts receivable, and Norbord recorded cash proceeds of $44 million relating to this financing program as other long-term debt. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes.

The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. The Company was in compliance with the minimum credit rating requirement at period-end.

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, was $145 million at period-end compared to $151 million at the end of the prior quarter and $121 million as at September 27, 2014. The Company aims to continuously minimize the amount of capital held as operating working capital and takes actions to manage it at minimal levels.

Quarter-over-quarter, operating working capital decreased by $6 million due to an increase in accounts payable, partially offset by higher accounts receivable and inventory. Higher accounts payable is primarily due to the timing of payments and higher interest accrual due to the timing of coupon payments on the senior secured notes. Higher accounts receivable is primarily due to the timing of commodity tax refunds.

Year-over-year, operating working capital increased by $24 million primarily due to higher inventory and lower accounts payable. Higher inventory is attributed to the timing of maintenance shuts. Lower accounts payable is attributed to the timing of payments and capital expenditures.

Total working capital, which includes operating working capital plus cash and cash equivalents and income tax receivable less bank advances, was $147 million at the end of the third quarter of 2015 compared to $163 million at the end of the prior quarter and $272 million as at September 27, 2014. Quarter-over-quarter, the decrease is attributed to lower cash and cash equivalents and the lower operating working capital. Year-over-year, the decrease is primarily attributed to the lower cash and cash equivalents partially offset by higher operating working capital.

Operating activities generated $23 million in cash ($0.27 per share) in the third quarter of 2015. Operating activities consumed $3 million in cash ($0.04 per share) in the prior quarter and generated $34 million in cash ($0.40 per share) in the third quarter of 2014. The increase in cash generated versus the prior quarter is mainly attributed to the higher Adjusted EBITDA and reduction in non-cash operating working capital. The lower generation of cash versus the prior year is primarily the result of the increase in non-cash operating working capital. Year-to-date, operating activities consumed $32 million ($0.37 per share) compared to $8 million ($0.09 per share) generated in the prior period. The lower generation of cash versus the prior year is the result of lower Adjusted EBITDA and the increase in non-cash operating working capital.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	11

INVESTMENTS AND DIVESTITURES

Investments

Investment in property, plant and equipment and intangible assets was $15 million in the third quarter of 2015 compared to $15 million in the prior quarter and $35 million in the third quarter of 2014. Year-to-date investment was $43 million in 2015 compared to $88 million in 2014. The decrease versus the prior year is primarily attributable to the larger scope of the capital projects undertaken in 2014.

Norbord’s 2015 investment in property, plant and equipment is expected to be $70 million, which includes further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy.

CAPITALIZATION

At October 29, 2015, there were 85.4 million common shares outstanding. In addition, 2.0 million stock options were outstanding, of which 0.3 million stock options relate to Ainsworth options that were converted to Norbord options upon closing of the Merger. Of the options outstanding, 63% were fully vested.

In October 2015, Norbord applied to the Toronto Stock Exchange (TSX) for approval to put in place a normal course issuer bid to enable the Company to repurchase its shares in accordance with TSX rules. No share repurchases were made under the Company’s previous bid that expired on March 5, 2015.

Dividends

The Company has a variable dividend policy which targets the pay-out to shareholders of a portion of expected future free cash flow over the cycle. The Company’s intention is that the dividend will reflect the cyclicality, not seasonality, of the business. Year-to-date, the Board of Directors declared two quarterly dividends of CAD $0.25 per common share, which were paid on March 21, 2015 and June 21, 2015 and a quarterly dividend of CAD $0.10 per common share paid on September 21, 2015.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board of Directors retains the discretion to modify, suspend or cancel the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

FINANCIAL INSTRUMENTS

The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 11 to the condensed consolidated interim financial statements.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions on market terms with Brookfield or other related parties under common control of Brookfield which have been measured at exchange value and are recognized in the interim consolidated financial statements. The following transactions have occurred between the Company and Brookfield during the normal course of business.

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. During the quarter, the fees for services rendered and cost of goods purchased were less than $1 million.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	12

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which the Company, as a shareholder, has significant influence. At period-end, $4 million (December 31, 2014 – $2 million) due from Interex was included in accounts receivable.

SELECTED QUARTERLY INFORMATION

(US $ millions, except per share information, unless otherwise noted)	Q3	Q2	2015 Q1	Q4	Q3	Q2	2014 Q1	2013 Q4(1)
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	8%	5%	4%	4%	5%	12%	10%	13%
Return on equity (ROE)	(3)%	(9)%	(10)%	(8)%	(6)%	4%	1%	24%
Cash provided by (used for) operating activities	23	(3)	(52)	1	34	16	(42)	35
Cash provided by (used for) operating activities per share	0.27	(0.04)	(0.61)	0.01	0.40	0.19	(0.49)	0.68

SALES AND EARNINGS
Sales	378	365	351	372	409	419	401	302
Adjusted EBITDA	30	19	15	16	19	46	36	29
(Loss) earnings	(9)	(23)	(37)	(26)	(29)	23	(7)	2
Adjusted (loss) earnings	(4)	(12)	(15)	(15)	(11)	9	1	23
PER COMMON SHARE
(Loss) earnings, basic and diluted(2)	(0.11)	(0.27)	(0.43)	(0.30)	(0.34)	0.27	(0.08)	0.04
Adjusted (loss) earnings, basic and diluted(3)	(0.05)	(0.14)	(0.18)	(0.18)	(0.13)	0.11	0.01	0.43
Dividends declared(4)	0.10	0.25	0.25	0.60	0.60	0.60	0.60	0.60

KEY STATISTICS
Shipments (MMsf–3/8”)
North America(5)	1,409	1,375	1,254	1,312	1,366	1,367	1,221	887
Europe	453	438	424	401	433	395	434	375
Indicative Average OSB Price
North Central ($/Msf–7/16”)	204	193	193	216	216	219	219	245
South East ($/Msf–7/16”)	176	174	175	181	177	199	193	192
Western Canada ($/Msf–7/16”)	158	152	159	172	187	206	219	219
Europe (€/m3)(6)	220	218	232	248	258	269	273	276

(1)	Not restated for the Merger.
(2)	Basic and diluted (loss) earnings per share are the same.
(3)	Basic and diluted adjusted (loss) earnings per share are the same except diluted adjusted earnings per share for Q2-14 is $0.10.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	Includes export shipment volume of 91, 68, 60, 70, 105, 120, 96, 15 MMsf – 3/8”.
(6)	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and renovation work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of wood fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	13

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and the payment of mill profit share and bonuses across the Company. Logs are generally consumed in the spring and summer months. Operating working capital also fluctuates based on the timing of semi-annual coupon payments on secured notes.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $58 million or $0.68 per basic share. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, competition premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material input costs, primarily wood fibre, resin, wax and energy which have been increasing as the broader US economic recovery gained traction. However, resin prices started trending down in the fourth quarter of 2014, reversing a decade-long upward trend. At current oil prices, lower resin prices are expected to continue compared to prior years.

Norbord has a moderate exposure to the Canadian dollar with approximately 37% of its panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Merger Transaction Costs – Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of transaction costs related to the Merger. Included in the first quarter of 2015 is $7 million ($0.08 per basic and diluted share) of transaction costs related to the Merger. Included in the fourth quarter of 2014 is $9 million ($0.11 per basic and diluted share) of transaction costs related to the Merger. Included in the third quarter of 2014 is $1 million ($0.01 per basic and diluted share) of transactions costs related to the Merger.

Severance Incurred to Achieve Merger Synergies – Included in the second quarter of 2015 is $2 million ($0.02 per basic and diluted share) of costs incurred to achieve synergies from the Merger, which consists primarily of severance costs.

Costs on Early Debt Extinguishment – Included in the second quarter of 2015 is a $13 million ($0.15 per basic and diluted share) premium paid on the early extinguishment of the Ainsworth Notes, an $11 million ($0.13 per basic and diluted share) write-off of the related financial instrument on the call options embedded in the Ainsworth Notes and a related $1 million ($0.01 per basic and diluted share) write-off of net unamortized debt issue costs. Included in the fourth quarter of 2013 is a $17 million ($0.32(1) per basic and diluted share) premium paid on the early extinguishment of Norbord’s outstanding $240 million 6.25% senior notes due in 2015 and a related $3 million ($0.06(1) per basic and diluted share) write-off of unamortized debt issue costs.

(1)	Not restated for the Merger

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	14

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.08 per basic and diluted share) non-recurring income tax recovery and included in the third quarter of 2014 is a $5 million ($0.06 per basic and diluted share) non-recurring income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets. Included in the fourth quarter of 2013 is a $9 million ($0.17(2) per basic and diluted share) income tax recovery related to the recognition of a non-recurring deferred tax asset.

CHANGE IN ACCOUNTING POLICIES

The accounting policies of the Company and Ainsworth were consistent, and in addition to the accounting policies disclosed in note 2 in the Company’s 2014 audited annual financial statements, the following accounting policies were adopted:

(i)	Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3 Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(ii)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized on the basis of the volume of timber harvested. Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment.

(iii)	Reforestation Obligations

For certain operations, timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

FUTURE CHANGE IN ACCOUNTING POLICIES

Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date from January 1, 2017 to January 1, 2018 and will be effective for the year ending December 31, 2018. The Company is currently assessing the impact of IFRS 15 on its financial statements.

(2)	Not restated for the Merger

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	15

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Management has made certain estimates and judgments that affect the reported amounts and other disclosures in the financial statements. These estimates and judgments are described in the 2014 audited annual financial statements of the Company and Ainsworth.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company’s internal controls over financial reporting during the three months ended September 26, 2015 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting, except for the following:

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Ainsworth. Norbord completed its merger with Ainsworth on March 31, 2015.

Ainsworth’s contribution to the Company’s consolidated financial statements for the quarter ended September 26, 2015 was approximately 24% of consolidated sales and approximately 30% of consolidated Adjusted EBITDA. Additionally, Ainsworth’s current assets and current liabilities were approximately 18% and 15% of consolidated current assets and current liabilities, respectively, and its long term assets and long term liabilities were approximately 38% and 1% of consolidated non-current assets and non-current liabilities, respectively.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted loss is loss determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include costs related to the Merger, costs related to the proposed acquisition of Ainsworth by Louisiana-Pacific Corporation (LP) that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes. The actual income tax recovery (expense) is deducted (added back) and a tax recovery (expense) calculated at the Canadian combined federal and provincial statutory rate is added (deducted). Adjusted loss per share is Adjusted loss divided by the weighted average number of common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	16

The following table reconciles Adjusted loss to the most directly comparable IFRS measure:

(US $ millions)	Q3 2015	Q2 2015	Q3 2014	9 mos 2015	9 mos 2014
Loss	$(9)	$(23)	$(29)	$(69)	$(13)
Add: Merger transaction costs	—	1	1	8	1
Add: Severance incurred to achieve Merger synergies	—	2	—	2	—
Add: Other costs incurred to achieve Merger synergies	—	1	—	2	—
Add: Costs on terminated LP acquisition	—	—	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	25	—	25	—
Add: Foreign exchange loss on Ainsworth Notes	—	—	16	28	17
Add (less): Loss (gain) on derivative financial instrument on Ainsworth Notes	—	—	12	(5)	9
Add (less): Reported income tax expense (recovery)	3	(22)	(15)	(33)	(17)
Add: Income tax recovery at statutory rate(1) (2015 - 26%; 2014 - 27%)	2	4	4	11	—

Adjusted loss	$(4)	$(12)	$(11)	$(31)	$(1)

(1)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is loss determined in accordance with IFRS before finance costs, income taxes, depreciation and other unusual or non-recurring items. Non-recurring items include costs related to the Merger, costs related to the proposed acquisition of Ainsworth by LP that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2015	Q2 2015	Q3 2014	9 mos 2015	9 mos 2014
Loss	$(9)	$(23)	$(29)	$(69)	$(13)
Add: Finance costs	14	13	13	41	40
Add: Depreciation	22	22	21	65	62
Add (less): Income tax expense (recovery)	3	(22)	(15)	(33)	(17)
Add: Merger transaction costs	—	1	1	8	1
Add: Severance incurred to achieve Merger synergies	—	2	—	2	—
Add: Other costs incurred to achieve Merger synergies	—	1	—	2	—
Add: Costs on terminated LP acquisition	—	—	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	25	—	25	—
Add: Foreign exchange loss on Ainsworth Notes	—	—	16	28	17
Add (less): Loss (gain) on derivative financial instrument on Ainsworth Notes	—	—	12	(5)	9

Adjusted EBITDA	$30	$19	$19	$64	$101

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	17

Operating working capital is accounts receivable plus inventory less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	Sep 26, 2015	Jun 27, 2015	Dec 31, 2014	Sep 27, 2014
Accounts receivable	$169	$166	$140	$167
Inventory	183	179	184	172
Accounts payable and accrued liabilities	(207)	(194)	(218)	(218)

Operating working capital	$145	$151	$106	$121

Total working capital is operating working capital plus cash and cash equivalents and tax receivable less bank advances, if any.

(US $ millions)	Sep 26, 2015	Jun 27, 2015	Dec 31, 2014	Sep 27, 2014
Operating working capital	$145	$151	$106	$121
Cash and cash equivalents	2	10	92	145
Tax receivable	—	2	2	6

Total working capital	$147	$163	$200	$272

Capital employed is the sum of property, plant and equipment, intangible assets and operating working capital less any unrealized balance sheet losses included in other liabilities. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Sep 26, 2015	Jun 27, 2015	Dec 31, 2014	Sep 27, 2014
Property, plant and equipment	$1,264	$1,277	$1,341	$1,374
Intangible assets	13	12	11	9
Accounts receivable	169	166	140	167
Inventory	183	179	184	172
Accounts payable and accrued liabilities	(207)	(194)	(218)	(218)

Capital employed	$1,422	$1,440	$1,458	$1,504

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management and viability of products. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted loss divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	18

Net debt is the principal amount of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Sep 26, 2015	Jun 27, 2015	Dec 31, 2014(1)	Sep 27, 2014(1)
Long-term debt, principal value	$755	$755	$440	$440
Add: Other long-term debt	44	50	—	—
Less: Cash and cash equivalents	(2)	(10)	(25)	(54)

Net debt	797	795	415	386
Less: Other long-term debt	(44)	(50)	—	—
Add: Letters of credit	5	4	3	3

Net debt for financial covenant purposes	$758	$749	$418	$389

(1)	Not restated for the Merger and are the originally disclosed amounts.

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Sep 26, 2015	Jun 27, 2015	Dec 31, 2014(1)	Sep 27, 2014(1)
Shareholders’ equity	$520	$547	$359	$399
Less: Intangible assets	(13)	(12)	—	—
Add: Other comprehensive income movement(2)	39	27	24	9
Add: Impact of Ainsworth adopting USD as its functional currency	155	155	—	—
Add: IFRS transitional adjustments	21	21	21	21

Tangible net worth	$722	$738	$404	$429

(1)	Not restated for the Merger and are the originally disclosed amounts.
(2)	Subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of the Company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of the Company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	19

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “anticipates,” “intends,” “pro forma” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of wood fibre, resin, wax and energy; (11) expectations regarding income tax rates; (12) expectations regarding compliance with environmental regulations; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) the integration of the Ainsworth operations; and (17) the ability of the combined company to realize synergies.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic, financial and political conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to wood fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of certain tax exposures; (12) effects of currency exposures and exchange rate fluctuations; and (13) future operating costs.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the Caution Regarding Forward-Looking Information statement in the January 27, 2015 Annual Information Form and the cautionary statement contained in the Forward-Looking Statements section of the 2014 Management’s Discussion and Analysis dated January 27, 2015.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	20